STEVEN C. METZGER DIRECT DIAL 214-740-5030 SMETZGER@PMKLAW.COM	METZGER LAW PLLC A PROFESSIONAL LIMITED LIABILITY COMPANY ATTORNEYS, MEDIATORS & COUNSELORS 4709 W. LOVERS LANE, SUITE 200 DALLAS, TEXAS 75209-3178 214-969-7600 WWW.PMKLAW.COM	FACSIMILE 214-224-7555 214-523-3838

January 23, 2025

Via EDGAR

The Securities and Exchange Commission

100 F Street, Mail Stop 4628

Washington, D.C. 20549

Attn:	Laura McKenzie Division of Corporation Finance Office of Mergers & Acquisitions

Re:	Transcontinental Realty Investors, Inc. - Income Opportunity Realty Investors, Inc. Schedule TO-T/A filed January 16, 2025 by Transcontinental Realty Investors, Inc. ( File No. 005-45693); Schedule 13E-3/A filed January 16, 2025, by Transcontinental Realty Investors, Inc.; File No. 005-40410

Ladies and Gentlemen:

On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of TCI in response to a letter of comments from the Staff of the Securities and Exchange Commission dated January 21, 2025. Schedule 1 annexed to this letter contains the responses to each of the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable responses to such comment or explanation. Also included in such response, were appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter and Amendment No. 2 to Schedule 13E-3 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Erik L. Johnson, President and Chief Executive Officer Transcontinental Realty Investors, Inc. 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of

The Securities and Exchange Commission

by letter dated January 21, 2025 with respect to

Schedule TO-T/A filed January 16, 2025

File No. 005-45693 and

Schedule 13E-3/A filed January 16, 2025

The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated January 8, 2025, with respect to Schedule TO-T/A filed January 16, 2025 and Schedule 13E-3/A filed January 16, 2025 by Transcontinental Realty Investors, Inc. (the “Offeror” or “TCI”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the applicable document or Amendment of each instrument where applicable.

General

Comment/Observation No. 1.

We note your response to prior comment 3. Exchange Act Rule 0-11(b) provides that filing fees are to be calculated at the time a statement required pursuant to Section 13 (e)(1) is filed based on the “value of the securities proposed to be acquired” (emphasis added). Please update the Filing Fee Table (and the resulting filing fee) to be consistent with the estimated $1,800,000 required funds as set out on page 27 of the Offer to Purchase. See Exchange Act Rule 0-11(b) (2). Note that if additional shares beyond the number sought are accepted, any additional filing fee may be paid in accordance with Exchange Act Rule 0-11(a)(3).

Response to Comment/Observation No. 1

The filing fee table filed as Exhibit 107 attached to Schedule 13E-3/A filed concurrently with this response letter has been updated to reflect a filing fee based on the estimated $1,800,000 for 100,000 Shares of IOR sought by the Offer multiplied by the fee rate of $153.10 for each $1,000,000 in value and the resulting amount of $306.20 has been paid as required.

Schedule 13E-3/A filed January 16, 2025, by Transcontinental Realty Investors, Inc. Financial Statements, page 3.

Comment/Observation No. 2.

Refer to Comment 22 in our prior comment letter. You have incorporated by reference financial statement disclosure contained in certain periodic reports filed by IOR. However, Instruction 1 to Item 13 of Schedule 13E-3 mandates that where you do so, summary financial information must be included in the disclosure materials disseminated to shareholders. Revise to include the required summary financial statement disclosure required by Item 1010(c) of Regulation M-A.

Response to Comment/Observation No. 2.

Schedule 13E-3/A filed concurrently with this response letter includes both the prior disclosure in Item 13 as well as the summary financial statement disclosure required by Item 1010(c) of Regulation M-A, including the items specified in Section 210.1-02 (bb)(1), income per share from continuing operations and calculated book value per share as of the most recent balance sheet date.

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